Veritas DGC Inc.

January 27, 2006

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W. Stop 7010

Washington, D.C. 20549-0405

VIA FAX  NO. (202) 772-9368 AND REGULAR MAIL

Re:                             Veritas DGC Inc.

Form 10-K for year ended July 31, 2005

Filed October 12, 2005

(Your File No. 1-7427)

Dear Ms. Davis:

This letter sets forth the responses of Veritas DGC Inc. (the “Company”) to the comments contained in your letter of January 13, 2006, addressed to Mr. Mark E. Baldwin relating to the Company’s Form 10-K for the year ended July 31, 2005 filed October 12, 2005.  For your convenience, we have repeated your comment exactly as given in your letter and set forth our response below the request.

Note 3, Long-term Debt, page 35

1.              We note your response to prior comment four.  We understand from our phone conference with you on January 3, 2006, and your disclosures in your filing, that the conversion option includes registration rights with a liquidating damage provision.  Please indicate the terms and conditions of the liquidating damage provision and quantify the potential maximum penalty value at the date of issuance.  Demonstrate whether the penalty is significant such that it would not represent a reasonable discount between the fair values of settling in registered

10300 Town Park Drive, Houston, Texas 77072  Telephone 832/ 351-8300   Facsimile 832/ 351-8701

www.veritasdgc.com

shares versus unregistered shares.  Also tell us how you considered EITF 00-27 regarding you contingent conversion option.

Response:

Our Convertible Senior Notes are in the form of Instrument C in EITF 90-19.  As described in Note 3, Long-term Debt to our Consolidated Financial Statements, in the event the holder converts the debt, we are required to settle the principal (accreted value) in cash and settle the conversion spread in shares of our common stock.  As discussed in our previous letter dated December 16, 2005, we completed an analysis of the conditions in EITF 00-19 and determined that the conversion feature met the requirements for equity classification.

Liquidated damages

As part of the original transaction, we entered into a registration rights agreement in which we agreed to file a registration statement with the Securities and Exchange Commission to register the notes and associated shares of common stock. In accordance with that registration rights agreement,  if we fail to timely file a registration statement which is effective by certain deadlines or, once filed, if we fail to keep a shelf registration statement effective, we are required to pay liquidated damages to all holders of the notes (or holders of shares to the extent that notes have been converted) in an amount calculated by multiplying the $155 million principal by an annual percentage rate of 0.50% prorated for the number of days during which the registration statement is not in effect.

The shelf registration statement was filed within the time period required by the registration rights agreement.  The shelf registration statement, however, was not declared effective within the time period required by the registration rights agreement, which was six months following the issuance of the notes.  During fiscal year 2005, we paid approximately $0.8 million in liquidated damages for the time when the registration statement was not effective.  For fiscal year 2006, up through the date of this letter, we have recorded approximately $0.2 million in liquidated damages for the time the registration statement has not been effective.

We are not obligated to maintain the shelf registration statement once the notes and the underlying shares of common stock are able to be sold in compliance with Rule 144(k).  Our debt contract allows the conversion feature premium to be settled in unregistered shares.  Under the terms of the registration rights agreement, once we are no longer required to maintain the shelf registration statement, liquidated damages cease to accrue.  Because liquidated damages would not begin to accrue unless the shelf registration statement had not been declared effective within six months after the issuance of the notes and because liquidated damages do not accrue after the second anniversary of the issuance of the notes, the maximum period that liquidated damages could be assessed is 18 months.  Therefore, the resulting maximum liquidated damage penalty called for by our contract amounts to $1.16 million ($155 million principal multiplied by an annual rate of 0.50% for 18 months).  We do not consider the liquidated damage penalty value to be significant since the total maximum potential penalty amount represents only 0.75% of the $155 million debt principal amount.  We believe the total potential liquidated damage penalty is not significant and therefore, it is equal to or less than a reasonable discount between the fair values of settling in registered shares versus unregistered shares.

EITF 00-27

This type of instrument is in the form of Instrument C in EITF 90-19, as discussed above.  In terms of a beneficial conversion feature related to the conversion spread, we do not believe EITF 00-27 applies to Instrument C of EITF 90-19 based upon the guidance in EITF 03-7 which concludes that there would be no further accounting for the conversion feature of Instrument C.  Specifically, EITF 03-7 states that (1) current guidance for convertible debt, including EITF 00-27 does not address the accounting at settlement for Instrument C of EITF 90-19 and (2) that any shares transferred to settle the conversion spread would not be considered in the settlement of the debt component.

We thank you for the opportunity to respond to your questions and comments on our recent Form 10-K.

We acknowledge that:

•                  We at Veritas DGC Inc. are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 832-351-8866 if you have any questions or wish to discuss our response.

Sincerely,

/s/ Mark E. Baldwin
Mark E. Baldwin
Executive Vice President, Chief Financial Officer and Treasurer